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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION

                                (Name of Issuer)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION

                      (Name of Person(s) Filing Statement)

           3.75% CUMULATIVE PREFERRED STOCK, CUSIP NUMBER 649840-20-4

   4 1/2% CUMULATIVE PREFERRED STOCK (SERIES 1949), CUSIP NUMBER 649840-70-9

           4.40% CUMULATIVE PREFERRED STOCK, CUSIP NUMBER 649840-40-2

    4.15% CUMULATIVE PREFERRED STOCK (SERIES 1954), CUSIP NUMBER 649840-50-1

           4.15% CUMULATIVE PREFERRED STOCK, CUSIP NUMBER 649840-2*-5

                         (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)

                              SHERWOOD J. RAFFERTY
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                                 P.O. BOX 3287
                          ITHACA, NEW YORK 14852-3287
                                 (607) 347-4131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

  The Commission is requested to mail signed copies of all orders, notices and communications to:

                                FRANK LEE, ESQ.
                             HUBER LAWRENCE & ABELL
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158

                                 March 1, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                        $23,270,000                                                    $4,654

* Solely for purposes of calculating the filing fee and computed pursuant to
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the offer described in the Offer to Purchase and Consent Statement filed as an Exhibit hereto.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $4,654
Form or Registration No.: Schedule 13E-4
Filing Party: New York State Electric & Gas Corporation
Date Filed: March 1, 1999

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    This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 dated March 1, 1999, as amended (the "Statement"), filed by New York State Electric & Gas Corporation, a New York corporation, relating to its offer to purchase any and all outstanding shares of the series of preferred stock listed above, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Statement, dated March 1, 1999, and in the related Letter of Transmittal, copies of which are attached as Exhibits 99(a)(1) and 99(a)(2) to the Issuer Tender Offer Statement on Schedule 13E-4 dated March 1, 1999.

    Only those items of the Issuer Tender Offer Statement on Schedule 13E-4 that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Issuer Tender Offer Statement on Schedule 13E-4, dated March 1, 1999.

ITEM 1. SECURITY AND ISSUER

    Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

    The Offer expired at 12:00 midnight, New York City time, on March 26, 1999 in accordance with its terms. On April 1, 1999, New York State Electric & Gas Corporation purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:

                                                                                   NUMBER OF
SERIES                                                                          SHARES PURCHASED  PURCHASE PRICE
------------------------------------------------------------------------------  ----------------  ---------------
3.75% Cumulative Preferred Stock..............................................         71,896     $  5,176,512.00
4 1/2%  Cumulative Preferred Stock (Series 1949)..............................         28,200     $  2,523,900.00
4.40% Cumulative Preferred Stock..............................................         48,107     $  4,209,362.50
4.15% Cumulative Preferred Stock (Series 1954)................................         30,883     $  2,547,847.50
4.15% Cumulative Preferred Stock..............................................         14,000     $  1,155,000.00

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

    The total amount required by New York State Electric & Gas Corporation to purchase the Shares pursuant to the Offer was $15,612,622.00, excluding fees and other expenses. New York State Electric & Gas Corporation paid the purchase price to ChaseMellon Shareholder Services, L.L.C., as Depositary, on April 1, 1999 by wire transfer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

    Item 3 of the Statement is hereby amended and supplemented by adding thereto the following:

    The Shares purchased by New York State Electric & Gas Corporation pursuant to the Offer were subsequently retired and canceled. As a result thereof, the Company has outstanding, as of April 8, 1999, a total of 78,104 shares of the 3.75% Series, 11,800 shares of the 4 1/2% Series, 7,093 shares of the 4.40% Series and 4,317 shares of the 4.15% (1954) Series.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

99(a)  (10)  Press Release, dated March 29, 1999.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1999

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                By:  /s/ SHERWOOD J. RAFFERTY
                                     -----------------------------------------
                                     Sherwood J. Rafferty
                                       SENIOR VICE PRESIDENT AND
                                       CHIEF FINANCIAL OFFICER

                                       3
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                                 EXHIBIT INDEX

99(a)   (10)  Press Release, dated March 29, 1999.

                                       4
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NYSEG TENDER OFFER FOR CERTAIN SERIES OF ITS SERIAL PREFERRED STOCK EXPIRES

March 29, 1999--New York State Electric & Gas Corporation (NYSEG) today announced the preliminary results of its offer to purchase for cash any and all shares of certain series of its Serial Preferred Stock, which expired at midnight on March 26, 1999.

    The preliminary results of the tender offer are as follows:

                                                                                                     NUMBER OF
TITLE OF SERIES                                                                      CUSIP NO.    SHARES TENDERED
---------------------------------------------------------------------------------  -------------  ---------------
3.75% Cumulative Preferred Stock.................................................    649840-20-4        61,566
4 1/2%  Cumulative Preferred Stock (Series 1949).................................    649840-70-9        27,625
4.40% Cumulative Preferred Stock.................................................    649840-40-2        47,719
4.15% Cumulative Preferred Stock (Series 1954)...................................    649840-50-1        30,880
4.15% Cumulative Preferred Stock.................................................    649840-2*-5        14,000

    NYSEG also announced that the holders of a majority of the votes of shares of its Serial Preferred Stock, including the company's 6.30% Series Preferred Stock which was not subject to a tender offer, have delivered their consents to a proposal to permit the issuance by the company of up to $1.2 billion of unsecured indebtedness in excess of all other unsecured indebtedness presently authorized, permitted or previously consented to. The company believes that the ability to incur additional unsecured indebtedness will provide it with the flexibility to obtain financing on terms more advantageous than would otherwise be the case.

    NYSEG is the primary subsidiary of Energy East Corporation (NYSE:NFG), an energy delivery, products and services company with operations in New York, Massachusetts, Maine and New Hampshire. NYSEG supplies, markets and delivers electricity to 817,000 customers and natural gas to 243,000 customers across more than one-third of New York State.